December 16, 2024

Erik Emerson
Chief Executive Officer
Apimeds Pharmaceuticals US, Inc.
2 East Broad Street 2nd Floor
Hopewell, NJ 08425

       Re: Apimeds Pharmaceuticals US, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed December 9, 2024
           File No. 333-282324
Dear Erik Emerson:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1
Principal Stockholders, page 108

1. We note your revisions to the Principal Stockholders table on page 108. Please further revise the footnotes to the table to identify the natural person(s) who have sole or shared voting or investment power for the securities beneficially owned by Inscobee
       Inc., Dominus IB, Inc., and Busan Equity Partners Co., LTD. For reference, refer to Item 403 of Regulation S-K.
       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.
 December 16, 2024
Page 2



                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences
cc:   David Mannheim